Exhibit 2.1

DESCRIPTION OF STEALTHGAS INC.’S SECURITIES

REGISTERED PURSUANT TO SECTION 12

OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

References in this description to the “Company,” “we,” “our,” “or “us” are to StealthGas Inc. Defined terms used but not defined herein have the meaning given to them in our Annual Report on Form 20-F to which this description is an exhibit.

The common stock of StealthGas Inc., par value $0.01 per share (the “Common Stock”) is the only security of the Company registered under Section 12 of the Securities Exchange Act of 1934, as amended. None of the Company’s preferred stock, par value $0.01 per share (the “Preferred Stock”) is so registered. This description does not describe every aspect of the Company’s capital stock and is subject to, and qualified in its entirety by reference to, the provisions of the Company’s Amended and Restated Articles of Incorporation and the Company’s Amended and Restated By-laws, each as currently in effect, each of which is incorporated by reference as an exhibit to the Annual Report on Form 20-F of the Company, to which this description is filed as Exhibit 2.1.

Share Capital

Under our articles of incorporation, our authorized capital stock consists of 5,000,000 shares of preferred stock, $0.01 par value per share, none of which is issued or outstanding and 100,000,000 shares of common stock, $0.01 par value per share, of which 44,549,729 shares were issued, including 4,965,455 shares repurchased by the Company and held as treasury stock, and 39,584,274 shares outstanding and fully paid as of December 31, 2019 and 5,325,247 shares repurchased by the Company and held as treasury stock, and 39,224,482 shares outstanding and fully paid as of April 1, 2020. All of our shares of stock are in registered form.

Based on the preliminary count by the depositary for the tender offer announced by the Company on March 31, 2020, which expired at 5:00 P.M., New York City Time, on April 28, 2020, the Company expects to repurchase 1,366,045 shares of its common stock through the tender offer at a price of $2.10 per share, which will reduce the number of shares of common stock outstanding to 37,858,437. The number of shares expected to be purchased by the Company is preliminary and subject to final confirmation by the depositary and the proper delivery of shares tendered.

Common Stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our Board of Directors out of funds legally available for dividends. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of common stock are, and the shares to be sold in this offering when issued and paid for will be, fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future.

Blank Check Preferred Stock

Under the terms of our articles of incorporation, our Board of Directors has authority, without any further vote or action by our stockholders, to issue up to 5,000,000 shares of blank check preferred stock. Our Board of Directors could issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Dividends

We have not paid a dividend since March 2009. In the first quarter of 2009, our Board of Directors determined to suspend the payment of cash dividends as a result of weak market conditions in the international shipping industry and to preserve the Company’s liquid cash resources. Our board of directors will evaluate our dividend policy consistent with our cash flows and liquidity requirements.

Declaration and payment of any dividend is subject to the discretion of our Board of Directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, or other financing arrangements, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment thereof.

Under the terms of our existing credit facilities, we are generally permitted to declare or pay cash dividends in any twelve month period as long as the amount of the dividends and share repurchases do not exceed 50% of the Company’s free cash flow (as defined in our credit agreements) and provided we are not in default under the other covenants contained in these credit facilities. See “Item 3. Key Information—Risk Factors—Risks Related To Our Common Stock—We may not pay dividends on our common stock”.

Articles of Incorporation and Bylaws

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or BCA. Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

Under our bylaws, annual stockholder meetings will be held at a time and place selected by our Board of Directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by the Board of Directors. Our Board of Directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting.

Directors. Our directors are elected by a plurality of the votes cast at a meeting of the stockholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting.

The Board of Directors may change the number of directors by a vote of a majority of the entire board. Each director shall be elected to serve until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The Board of Directors has the authority to fix the amounts which shall be payable to the members of our Board of Directors for attendance at any meeting or for services rendered to us.

Dissenters’ Rights of Appraisal and Payment. Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. However, the right of a dissenting stockholder under the BCA to receive payment of the fair value of his shares is not available for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of the stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. The right of a dissenting stockholder to receive payment of the fair value of his or her shares shall not be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation. In the event of any further amendment of our articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the circuit court in the judicial circuit in the Marshall Islands in which our Marshall Islands office is situated. The value of the shares of the dissenting stockholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Stockholders’ Derivative Actions. Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Anti-takeover Provisions of our Charter Documents. Several provisions of our articles of incorporation and bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a stockholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock. Under the terms of our articles of incorporation, our Board of Directors has authority, without any further vote or action by our stockholders, to issue up to 5,000,000 shares of blank check preferred stock. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors. Our articles of incorporation provide for a Board of Directors serving staggered, three-year terms. Approximately one-third of our Board of Directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay stockholders who do not agree with the policies of the Board of Directors from removing a majority of the Board of Directors for two years.

Election and Removal of Directors. Our articles of incorporation and bylaws prohibit cumulative voting in the election of directors. Our bylaws require parties other than the Board of Directors to give advance written notice of nominations for the election of directors. Our bylaws also provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Calling of Special Meetings of Stockholders. Our bylaws provide that special meetings of our stockholders may be called only by resolution of our Board of Directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the previous year’s annual meeting. If, however, the date of our annual meeting is more than 30 days before or 60 days after the first anniversary date of the previous year’s annual meeting, a stockholder’s notice must be received at our principal executive offices by the later of (i) the close of business on the 90th day prior to the annual meeting date or (ii) the close of business on the tenth day following the date on which such annual meeting date is first publicly announced or disclosed by us. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Business Combinations. Our articles of incorporation prohibit us from engaging in a “business combination” with certain persons for three years following the date the person becomes an interested stockholder. Interested stockholders generally include:

•	persons who are the beneficial owners of 15% or more of the outstanding voting stock of the corporation; and

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persons who are affiliates or associates of the corporation and who hold 15% or more of the corporation’s outstanding voting stock at any time within three years before the date on which the person’s status as an interested stockholder is determined.

Subject to certain exceptions, a business combination includes, among other things:

•	certain mergers or consolidations of the corporation or any direct or indirect majority-owned subsidiary of the company;

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the sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation, determined on a consolidated basis, or the aggregate value of all the outstanding stock of the corporation;

•	certain transactions that result in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

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any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation that is owned directly or indirectly by the interested stockholder; and

•	any receipt by the interested stockholder of the benefit (except as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

These provisions of our articles of incorporation do not apply to a business combination if:

•	before a person becomes an interested stockholder, the board of directors of the corporation approves the business combination or transaction in which the stockholder became an interested stockholder;

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upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than certain excluded shares;

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following a transaction in which the person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a regular or special meeting of stockholders, and not by written consent, by the vote of the holders of at least two-thirds of the voting stock of the corporation not owned by the stockholder; or

•	a transaction with a stockholder that was or became an interested stockholder prior to the consummation of our initial public offering.

Registrar and Transfer Agent

The registrar and transfer agent for our common stock is American Stock Transfer & Trust Company.